SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Press release regarding the Company’s unaudited
consolidated financial results for the six (6) months
ended June 30, 2017;
2. Acceptance of the resignation of Mr. Hideaki Ozaki
as director of the Company, effective immediately;
3. Election of Mr. Shigeki Hayashi as director of the
Company to hold office effective immediately and for
the unexpired term of his predecessor in office, Mr.
Hideaki Ozaki;
4. Appointment of officers; and
5. Cash dividend declaration on the Company’s Common
Stock and Series IV Cumulative Non-Convertible
Redeemable Preferred Stock.

August 10, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2017.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 10, 2017

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2017.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,741 As of June 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 10, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT INC.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PRESS RELEASE

1H2017 CONSOLIDATED CORE INCOME 2% LOWER AT PHP17.4 BILLION,
BUT 72% HIGHER THAN 2H2016

1H2017 REPORTED NET INCOME REACHED PHP16.5 BILLION,
33% HIGHER THAN LAST YEAR, AND 119% MORE THAN 2H2016

2Q2017 SERVICE REVENUES STABLE VS. 1Q2017 AT PHP35.6 BILLION

1H2017 HOME REVENUES GREW 12% TO PHP15.8 BILLION;
ENTERPRISE REVENUES INCREASED 11% TO PHP16.8 BILLION

2Q2017 WIRELESS CONSUMER REVENUES UP 1% TO PHP14.9 BILLION Q-O-Q; 1H2017 REVENUES DOWN 16% TO
PHP29.6 BILLION VS YAGO

CONSOLIDATED EBITDA ROSE 4% TO PHP32.0 BILLION;
NET OF MANPOWER REDUCTION EXPENSES, CONSOLIDATED EBITDA UP 9%

FIXED LINE EBITDA (EX-MRP) 19% HIGHER YEAR-ON-YEAR TO PHP15.7 BILLION;
WIRELESS EBITDA ROSE 1% TO PHP17.1 BILLION IN 1H2017

1H2017 CONSOLIDATED EBITDA MARGIN AT 42% FROM 38% LAST YEAR

EXCLUDING GAINS FROM ASSET SALES AND EBITDA ADJUSTMENTS, RECURRING CORE INCOME ROSE 1%
YEAR-ON-YEAR TO PHP11.9 BILLION
IN LINE WITH FULL YEAR GUIDANCE OF PHP21.5 BILLION

DATA, BROADBAND AND DIGITAL SERVICES CONTRIBUTED 46% OF TOTAL SERVICE REVENUES

COMBINED REVENUES OF HOME AND ENTERPRISE
SURPASS WIRELESS CONSUMER REVENUES

CAPEX OF PHP38 BILLION TO BE COMPLETED IN 2017

INITERIM DIVIDEND OF PHP48 PER SHARE DECLARED, 60% DIVIDEND PAYOUT

MANILA, Philippines 10th August 2017 – PLDT Inc, (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first half of 2017 with Consolidated Service Revenues (net of interconnection costs) at Php71.2 billion. Though 6% lower year on year, service revenues for the first semester indicated that the downward trend of the topline for the past 6 quarters had been arrested, with second quarter service revenues levelling off and equaling those of the first quarter at Php35.6 billion. Similarly, quarter on quarter comparisons of other indicators provide further signs that the overall business is stabilizing.

In terms of business units, PLDT Home and Enterprise continued to set the pace for service revenues, posting double-digit growth rates in the first half of 2017. Home revenues grew 12% to Php15.8 billion, while Enterprise revenues increased 11% to Php16.8 billion. Home and Enterprise combined accounted for 46% of consolidated service revenues, surpassing the contribution of Wireless Consumer business of Smart, TNT and Sun.

The Wireless Consumer Business posted Php29.6 billion in revenues – 16% lower than the first half of 2016. However, quarter on quarter, revenues in the 2nd quarter of this year rose 1% from the previous quarter, from Php14.7 billion to Php14.9 billion – the first time in eight quarters that Wireless Consumer revenues registered an upturn.

Consolidated EBITDA for the first half of 2017 reached Php32 billion, 4% higher than the same period last year and 5% higher than the second half 2016. This sequential improvement in EBITDA was due to rigorous expense management and reductions in subsidies and provisions amounting to Php4 billion. Excluding the Php1.5 billion in manpower reduction program (MRP) costs booked in the second quarter, EBITDA for the first half would be 9% higher than the same period in 2016.

EBITDA Margin stood at 42%, higher than the 38% recorded in last year’s first semester. Excluding MRP expenses, EBITDA Margin would be at 44%.

Consolidated Core Income in the first half of 2017 amounted to Php17.4 billion, 2% lower than last year’s figure but 72% higher than the second half of 2016. Excluding gains from assets sales, EBITDA adjustments (including MRP expenses) and related tax adjustments, recurring core income stood at Php11.9 billion, 1% higher year on year and in line with the full year guidance of Php21.5 billion.

Reported net income amounted to Php16.5 billion in the first half of 2017, 33% higher than last year and 119% higher than the second half of 2016. The large percentage increases stemmed from the significant impairment of PLDT’s investment in Rocket Internet which negatively impacted on reported net income last year.

The view is even more upbeat when taken quarter on quarter. Core income jumped 127% from Php5.3 billion in the first quarter of 2017 to Php12.1 billion in the second. Recurring core income is up 23% to Php6.6 billion, while reported net income climbed 134% to Php11.6 billion.

In line with PLDT’s dividend policy, the Board of Directors declared an Interim Regular Dividend of Php48 per share which will be paid on 8 September 2017 to shareholders on record as of 25 August 2017.

As of end-June 2017, Consolidated Net Debt amounted to US$2.6 billion while Net Debt to EBITDA was 2.1x, an improvement from 2.36x as of end-2016 due largely to the sale of PLDT’s remaining shares in Beacon Electric Asset Holdings Incorporated (Beacon). Gross debt totaled US$3.5 billion, of which 23% is US dollar-denominated following the peso refinancing of the 8.35% US$ bond which matured in March 2017. Only 9% of total debt is unhedged, taking into account available US dollar cash and hedges allocated for debt.

As of end-June 2017, PLDT investment grade ratings remain unchanged from year-end 2016.

“We’ve followed through on the initial gains in our efforts to stabilize the overall business of the Group by stanching the decline of the Wireless Consumer business and sustaining the strong growth of our Home and Enterprise businesses. While it is still early in the game, our focused, collaborative efforts, efficiently utilizing the resources of the entire Group to pursue clearly defined goals have produced encouraging results,” said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

Data and Broadband are key growth drivers

Data, Broadband and Digital Platforms combined were the key growth drivers for all business groups – Home, Enterprise and Wireless Consumer. Net of interconnection costs, this cluster of service revenues grew 11% to Php32.6 billion and represented 46% of the total revenue mix. Mobile internet revenues climbed 18% to Php9.6 billion, Corporate data and data center revenues increased 15% to Php9.7 billion and Fixed home broadband revenues rose 19% to Php8.4 billion.

Data and broadband accounted for 63% of fixed line and 34% of wireless services revenues, up from 59% and 29%, respectively in the first half of 2016. Data and broadband revenues now comprise 62%, 65% and 38%, respectively, of Home, Enterprise and Wireless Consumer Business service revenues.

“Data usage is rising rapidly as our customers – whether individuals or companies – are increasingly adopting multiple digital services, including everything from video entertainment to corporate security solutions. To serve this growing need, we are utilizing our unmatched wired, wireless and digital infrastructure to give customers the best possible data experience,” said Ernesto R. Alberto, PLDT Group Chief Revenue Officer.

Wired and Wireless Network Roll-outs

In the first half of 2017, PLDT continued to roll-out of its fiber optic cable facilities to serve residences and offices in more areas of the country.
Under its Smart Fibr Cities program, PLDT expanded the reach of its fiber-to-the-home (FTTH) services in south Metro Manila and east Metro Manila, adding over 370,000 fiber links that can deliver world-class internet service to residences and offices.

Done in cooperation with the local governments of these areas, this expansion program covered cities such as Makati, Pasay, Paranaque, Muntinlupa and Las Pinas in the south, and, Antipolo, Marikina, Pasig, Taguig, Caloocan in the eastern areas of Metro Manila. Earlier, PLDT had set up Smart Fibr Cities in Toledo City, Cebu; General Santos City, South Cotabato and Naga City, Camarines Sur. As a result, the footprint of PLDT’s fiber network covered about 3.1 million homes passed as of end-June 2017, up from 2.8 million as of end-2016.

The FTTH roll-out is being complemented by the deployment of hybrid fiber technologies like G.fast, which is used extensively in Germany and South Korea, to deliver fiber-like data speeds via copper lines in residences and offices. The initial target areas for G.fast are existing high-rise buildings that are wired up with copper and would be difficult to re-fit with internal fiber cabling.

Meantime, Smart is pursuing its three-year program to roll out LTE in 95% of the country’s cities and municipalities by end-2018. “As of end-July, we were about half-way through in north Metro Manila and close to completion in south Metro Manila and Metro Cebu,” said Mario G. Tamayo, PLDT and Smart Senior Vice President for Network Planning and Engineering.

Earlier, Smart had completed the deployment of new LTE facilities as well as additional 3G and 2G base stations in metro Davao and the resort island of Boracay.

Smart’s network enhancement program is already benefiting its customers through better LTE and 3G coverage, particularly indoors, and faster data speeds. Internal tests show that Smart’s LTE service is posting average download speeds ranging from about 21.5 Mbps in areas of north Metro Manila to around 14.4 Mbps in areas of south Metro Manila where new LTE base station facilities have already been installed.

These internal tests were corroborated by the results of the latest J.P. Morgan Asia Network Quality study which found that the availability of Smart’s LTE in Metro Manila had increased from 49% at the start of 2017 to 63% as of the July 2017 report. Citing crowd-sourced data gathered by wireless coverage research firm OpenSignal in the months April to June, the report said Smart had a “significant lead in LTE speeds” across all areas.

Smart continues to upgrade its network technologies. Last July, Smart, working with Huawei Technologies Philippines, successfully activated 4-component carrier (4CC) aggregation in Boracay, reaching average data speeds of 280 Mbps in initial runs using test software on Samsung’s latest flagship smartphones, the Galaxy S8 and Galaxy S8+, the first 4CC-capable handsets available in the market. Further tests have achieved speeds of up to 500 Mbps via 4x4 Multiple Input, Multiple Output (MIMO) and 256 Quadrature Amplitude Modulation (QAM) technology.

Side by side its LTE expansion program, Smart is rolling out its Smart WiFi service in high-traffic public places all over the country. In the second quarter of 2017, Smart participated in the EDSA Free Wi-Fi Project initiated by the Department of Information and Communications Technology (DICT) by installing carrier-grade WiFi coverage in thirteen stations of the MRT 3 in Metro Manila. It is also rolling out this service in the terminals of the LRT 1 rail system.

This is in line with Smart’s program to provide high-speed WiFi in transportation hubs. Since last year, Smart has equipped 28 major airports, 20 bus terminals and 11 seaports with carrier-grade WiFi. Smart is also bringing WiFi to schools, government buildings, hospitals, malls and entertainment centers. In the first half of 2017, Smart set up 18 “Smart Spots” – providing high-speed WiFi – to around 350 restaurants and other establishments in different parts of the country.

“Through these parallel roll-outs of our fixed and mobile networks, we aim to provide the public with various options to access high-quality data services wherever they may be – at home, at work, at play and on the go,” said Pangilinan said.

“With respect to our full year capex guidance, we expect to complete projects amounting to Php38 billion in 2017, with a balance of approximately Php15 billion that we forecast will be finished in 2018,” added Pangilinan.

Beyond solutions selling

With more powerful networks at hand, PLDT and Smart are offering richer data content and services.

In June, PLDT launched its Roku-powered TVolution box, an all-in-one, plug-and-play entertainment solution that delivers popular films from iflix and Netflix, as well as content from Cignal TV, YouTube and over 100 other video streaming channels.

“This breakthrough service gives PLDT Home Fibr customers easy access to a wide range of hit movie, TV and video streaming content via their web-linked TVs, with an easy-to-use remote control,” said PLDT First Vice President and Home Business head Oscar Enrico Reyes, Jr.

To amplify the WiFi signal of its Fibr service, PLDT also launched the Whole Home WiFi plan Router which extends wireless data coverage within residences.

The Wireless Consumer Group is stepping up efforts to bring the benefits of its much-improved LTE service to more customers. Working with handset manufacturers MyPhone, Oppo, Samsung, Vivo and Starmobile, it launched campaigns to encourage Smart, TNT and Sun customers to shift to LTE handsets, particularly those running on 700 Mhz and other LTE and 3G frequencies being used in the Smart network.

Early this year, TNT introduced LTE-enabled SIMs, opening the door to high-speed data to TNT subscribers. Starting August, LTE SIMs have also been made available to Sun customers as well.

Taking advantage of faster mobile data speeds, Smart has introduced new data packages offering video content with bundled subscriptions. Smart’s Video Prime 99 comes with a 2Gb data allocation and subscription to top streaming sites iflix and iWant TV valid for 7 days.

“As smartphone penetration rises, video viewing on-the-go is becoming a mass experience. That is the opportunity that our ongoing LTE roll out is opening up. Meeting the growing demand for mobile viewing is key to delighting our customers and monetizing our data services,” Alberto said.

For PLDT Enterprise, its clear leadership in digital infrastructure has powered its growth in recent years. This has enabled the Enterprise group to deliver to clients high-bandwidth, reliable, and secure connectivity augmented by the largest network of data centers in the country. This has become the bedrock of the digital transformation initiative of many enterprises.

This capability has enabled the group to partner with global companies in delivering digital and cloud solutions to the market. In the first half of 2017, for example, PLDT tied up with global IT leader Cisco to offer next-generation business solutions, starting with intelligent WiFi connectivity for large and small companies.

 “For us to further solidify our undisputed leadership in the Enterprise business, we are aggressively pursuing our own transformation journey. This transformation does not only focus on technology. More importantly, we continue to retool and retrain our people so that we can build expertise and establish world class ICT practices. PLDT’s quality leadership has won the confidence of enterprises – both large corporates and SME’s – who have entrusted to us their critical operations, making us integral partners in their efforts to execute their strategy and sustain their competitive advantage,” said Juan Victor Hernandez, Senior Vice President and Head of PLDT and Smart Enterprise.

Meanwhile, digital unit Voyager Innovations is also gaining breakthrough traction in its platforms and services for enterprises and consumers. PayMaya Philippines is leading the adoption of cashless ecosystems by local governments. Cities such as Muntinlupa, Balanga, Malolos, Catbalogan and Tacloban are now using PayMaya cards to disburse financial support and grants, and, to accept payments for services.

FINTQ, Voyager’s financial technology arm, launched a new commercial campaign for its digital loans marketplace Lendr in June and saw a more than twenty-fold increase in sign-ups and loan applications in just one month. Lendr now counts on more than forty banks and financial institutions as its partners. Through Lendr, these partner institutions have disbursed more than Php21 billion of loans to more than 200,000 borrowers.
“We are moving on to a new stage of growth as our financial platforms and services become more pervasive and reach more people in the farthest corners of the country,” said Orlando B. Vea, President of Voyager Innovations, Inc.

Conclusion

“We have made steady progress in the first half of this year in stabilizing our overall business and positioning the Group to return to a growth path, largely on the back of data and broadband services. Our Home and Enterprise business units have led the way, in growing for at least six consecutive quarters already, because they have succeeded in executing their digital shift much earlier. We are now focused intently on doing the same for our Wireless Consumer business. The interim results have lent greater confidence in maintaining our guidance for Full Year Recurring Core Income (before exceptionals) at Php21.5 billion,” Pangilinan concluded.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at June 30,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	193,140	203,188
Investments in associates and joint ventures	48,771	56,858
Available-for-sale financial investments	12,085	12,189
Investment in debt securities and other long-term investments – net of current portion	150	374
Investment properties	1,890	1,890
Goodwill and intangible assets	69,938	70,280
Deferred income tax assets – net	26,129	27,348
Derivative financial assets – net of current portion	333	499
Prepayments – net of current portion	7,069	7,056
Advances and other noncurrent assets – net of current portion	14,312	9,473

Total Noncurrent Assets	373,817	389,155

Current Assets
Cash and cash equivalents	33,577	38,722
Short-term investments	10,623	2,738
Trade and other receivables	28,793	24,436
Inventories and supplies	3,240	3,744
Current portion of derivative financial assets	271	242
Current portion of investment in debt securities and other long-term investments	353	326
Current portion of prepayments	6,925	7,505
Current portion of advances and other noncurrent assets	8,205	8,251

Total Current Assets	91,987	85,964

TOTAL ASSETS	465,804	475,119

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Perpetual notes	4,200	–
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,361	130,488
Retained earnings	14,299	3,483
Other comprehensive loss	(21,227)	(20,894)
Total Equity Attributable to Equity Holders of PLDT	122,731	108,175
Noncontrolling interests	288	362

TOTAL EQUITY	123,019	108,537

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at June 30,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	160,241	151,759
Deferred income tax liabilities – net	3,374	3,567
Derivative financial liabilities – net of current portion	33	2
Customers’ deposits	2,433	2,431
Pension and other employee benefits	12,096	11,206
Deferred credits and other noncurrent liabilities	10,113	15,604

Total Noncurrent Liabilities	188,290	184,569

Current Liabilities
Accounts payable	45,182	52,950
Accrued expenses and other current liabilities	90,268	92,219
Current portion of interest-bearing financial liabilities	14,826	33,273
Provision for claims and assessments	897	897
Dividends payable	1,656	1,544
Current portion of derivative financial liabilities	104	225
Income tax payable	1,562	905

Total Current Liabilities	154,495	182,013
TOTAL LIABILITIES	342,785	366,582

TOTAL EQUITY AND LIABILITIES	465,804	475,119

PLDT INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Six Months Ended June 30, 2017 and 2016
(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)
REVENUES
Service revenues	75,383	80,604	37,682	40,006
Non-service revenues	3,632	4,680	2,145	2,499

	79,015	85,284	39,827	42,505

EXPENSES
Depreciation and amortization	15,329	14,575	7,779	7,417
Compensation and employee benefits	12,425	10,064	6,938	4,833
Repairs and maintenance	6,611	7,593	3,451	3,922
Professional and other contracted services	5,604	4,373	2,906	2,199
Cost of sales	5,154	10,645	2,508	5,519
Interconnection costs	4,153	4,834	2,062	2,398
Rent	3,525	3,411	1,695	1,741
Selling and promotions	2,982	4,247	1,474	2,529
Asset impairment	2,248	4,963	1,197	3,318
Taxes and licenses	1,939	2,073	968	751
Insurance and security services	776	914	314	451
Cost of services	599	190	290	83
Communication, training and travel	589	654	285	353
Amortization of intangible assets	412	544	207	272
Other expenses	400	566	196	257

	62,746	69,646	32,270	36,043

	16,269	15,638	7,557	6,462

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	1,149	935	956	298
Interest income	611	472	302	217
Gains (losses) on derivative financial instruments – net	358	(178)	76	319
Foreign exchange gains (losses) – net	(479)	77	(82)	(893)
Financing costs – net	(3,799)	(3,620)	(1,899)	(1,816)
Other income – net	6,628	3,808	6,571	3,583

	4,468	1,494	5,924	1,708

INCOME BEFORE INCOME TAX	20,737	17,132	13,481	8,170
PROVISION FOR INCOME TAX	4,176	4,646	1,889	1,917

NET INCOME	16,561	12,486	11,592	6,253

ATTRIBUTABLE TO:
Equity holders of PLDT	16,518	12,463	11,567	6,246
Noncontrolling interests	43	23	25	7

	16,561	12,486	11,592	6,253

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	76.32	57.55	53.48	28.84
Diluted	76.32	57.55	53.48	28.84

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

August 10, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 10, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,741 As of June 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 10, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events) and Item 4 (Election of Directors and Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 10, 2017:

1.	The Board accepted the resignation of Mr. Hideaki Ozaki as director of the Company, effective immediately. The Board expressed their gratitude to Mr. Ozaki for his invaluable contribution and wished him continued success in his other endeavours.

The resignation of Mr. Ozaki is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	As recommended by the Governance and Nomination Committee which conducted the screening process and determined that director-nominee Mr. Shigeki Hayashi possesses all the qualifications and have none of the disqualifications for directorship, the Board elected Mr. Shigeki Hayashi as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Hideaki Ozaki.

Mr. Hayashi is the Vice President–Planning/Carrier Relation Global Business of NTT Communications Corporation (“NTT Com”). He handles strategy and management of the global business of overseas subsidiaries, PMI of M&A affiliates and carrier relation with global carriers of NTT Com. His previous positions in NTT Com were Director-Planning, Global Business (2012 to 2016), Senior Manager-Overseas Business Management, Global Business (2007 to 2012) and Senior Manager-Tax Accounting Division, Accounts and Finance Department (1999 to 2004). He was the Deputy General Manager-Corporate Management Department of NTT Europe Ltd. from 2004 to 2007. Mr. Hayashi obtained his Bachelor of Economics Degree from Osaka University.

3.	The Board confirmed the appointment of Ms. Ma. Gillian Y. Gonzalez as Vice President – Retail Strategy and Development Office, effective June 1, 2017.

Ms. Gonzalez was the National Retail & Distributor Trade Manager-Consumer Products Division of L’oreal Philippines, Inc. prior to joining PLDT in June 2017. Her other past positions in L’oreal Philippines, Inc. include National Sales Manager (June 2013 to December 2015), Channel Manager (January 2012 to May 2013), Senior Group Customer Development Manager (January 2011 to December 2011) and Group Customer Development Manager (February 2008 to December 2010). She held various positions in Johnson & Johnson (Philippines), Inc. from September 2001 to January 2008. Ms. Gonzalez obtained her Bachelor of Science Degree in Commerce major in Legal Management from De La Salle University.

4.	The Board confirmed the appointment of Ms. Leah Camilla R. Besa-Jimenez as Chief Data Privacy Officer of the PLDT Group and concurrent Data Privacy Officer of the Company, effective February 1, 2017.

The Board also confirmed the appointment of Mr. Joseph Ian G. Gendrano and Ms. Maria Cecilia H. Abad as Deputy Data Privacy Officers of the Company, effective May 1, 2017.

5.	The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2017, which are sufficient to cover the total amount of dividends declared:

(a)	Regular dividend of 48.00 per outstanding share of the Company’s Common Stock, payable on September 8, 2017 to the holders of record on August 25, 2017.

(b)	P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2017, payable on September 15, 2017 to the holder of record on August 25, 2017.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

August 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 10, 2017